Exhibit 99.1

ROYALTY PURCHASE AND SALE AGREEMENT

THIS AGREEMENT made as of the 20th day of December, 2007,

BETWEEN:

KENNECOTT CANADA EXPLORATION INC., (“KCEI”) a Canadian corporation of 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, KENNECOTT EXPLORATION COMPANY (“KEX”) a Delaware corporation of 224 North 2200 West, Salt Lake City, UT 84116, RIO TINTO METALS LIMITED (No. 147115) (“RTM”) whose registered office is at 6 St. James’s Square, London, England, RIO TINTO EXPLORATION PTY LIMITED (ABN 76 000 057 125) (“RTE”) of 37 Belmont Avenue, Belmont, Western Australia, Australia and ASHTON MINING LIMITED (ABN 16 005 466 964) (“AML”) of 2 Kings Park Road, West Perth, Western Australia, Australia

(collectively the “Vendors” and each a “Vendor”)

OF THE FIRST PART;

AND:

INTERNATIONAL ROYALTY CORPORATION, a Canadian corporation. of 10 Inverness Drive East, Suite 104, Englewood, Colorado 80112

(the “Purchaser”)

OF THE SECOND PART;

WITNESSES that in consideration of the premises and the mutual covenants, agreements, representations, warranties and payments contained in this Agreement, the Parties agree with each other as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1.

Definitions

Unless the context otherwise requires, where used in this Agreement the following terms shall have the respective meanings set out below, and grammatical variations of such terms shall have corresponding meanings:

1.1.1.

______________________________________________________________________ and “Allegiance” means Allegiance Mining NL and/or Allegiance Metals NL.

1.1.2.

“Assigned Royalty Agreements” means the agreements copies of which are attached as Schedules A.1 to A.8 and A.10 to A.14.

1.1.3.

“Assignments” means the assignments referred to in Sections 10.3.1 and 11.3.

1.1.4.

“Assumed Liabilities” has the meaning set forth in Section .

1.1.5.

“Australian Royalties” means the Royalties provided to be payable to the Vendors or any of them under the Royalty Agreements attached to this Agreement as Schedule A.1, Schedule A.3, Schedule A.4 and Schedule A.5.

1.1.6.

“Australian Royalty Agreements” means the Royalty Agreements pertaining to the Australian Royalties.

1.1.7.

“Business Day” means any day that is not a Saturday or Sunday or a statutory holiday in either Denver, Colorado or Vancouver, British Columbia.

1.1.8.

“Buy Down Rights” means any right provided by the terms of a Royalty Agreement for an Operator to reduce the rate of a Royalty by making a payment to a Vendor.

1.1.9.

“Closings” means the First Closing and the Second Closing.

1.1.10.

“Confidentiality Agreement” means the Confidentiality Agreement dated November 29, 2007 among, inter alia, KEX, KCEI and the Purchaser.

1.1.11.

“Contingent Payment” has the meaning assigned to it in Section 3.2.

1.1.12.

“Effective Date” means the date of this Agreement.

1.1.13.

“Environmental Laws” means all Laws relating to the environment or the protection thereof (or both), including with respect to the following substances or the transportation thereof (or both):

1.1.13.1.

any substance, waste or material the presence of which requires reporting, investigation, removal and remediation under any Laws;

1.1.13.2.

any substance that is defined as a pollutant, contaminant, dangerous substance, toxic substance, hazardous or toxic chemical, hazardous waste or hazardous substance under any Laws;

1.1.13.3.

any substance that is toxic, explosive, corrosive, flammable, ignitable, infectious, carcinogenic or otherwise hazardous and is regulated by or forms the basis of liability under any Laws;

1.1.13.4.

any substance the presence of which on a property causes or threatens to cause a nuisance upon the property or to adjacent properties or poses or threatens to pose a hazard to health or safety of persons on or about a property;

1.1.13.5.

any substance that contains gasoline, diesel fuel or other petroleum hydrocarbons, including crude oil and fractions thereof, natural gas, synthetic gas and any mixtures thereof;

1.1.13.6.

any substance that contains asbestos or asbestos-containing materials (or both); or

1.1.13.7.

any substance that contains PCBs, or PCB-containing materials or fluids.

1.1.14.

“Environmental Liabilities” means liabilities arising under any Environmental Laws to which the Purchaser or the Vendors or any of them may be subject which relate to:

1.1.14.1.

the presence, on or within the Mineral Properties of any reagent, chemical, contaminant, pollutant, dangerous substance, liquid and industrial waste, industrial effluents, or hazardous substance (collectively called the “Substances”);

1.1.14.2.

the environmental conditions of the air, water, surface or subsurface of the Mineral Properties resulting directly or indirectly from the use, storage, transportation, disposal or discharge of any Substances in, about or relating to the Mineral Properties, or mining operations carried out thereon,; and

1.1.14.3.

any environmental damage or similar condition relating to the Mineral Properties;

other than Excluded Environmental Liabilities.

1.1.15.

“Excluded Environmental Liabilities” means the Environmental Liabilities referred to in Section 12.4.3 and 12.4.4.

1.1.16.

“FIRB Condition” has the meaning assigned to it in Section 7.1.3

1.1.17.

“FIRB Notice” has the meaning assigned to it in Section 5.3.

1.1.18.

“First Closing” has the meaning assigned to it in Section 10.1.

1.1.19.

“First Closing Date” means, unless otherwise agreed in writing by the Parties, December 21, 2007.

1.1.20.

“Foreign Acquisitions Act” has the meaning assigned to it in Section 5.3.

1.1.21.

“Governmental Authority” means a federal, state, provincial, regional, municipal or local government in Australia, Canada, Spain or the United States or a subdivision thereof including an entity, person, court or other body or organization exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government or subdivision.

1.1.22.

“Hood River Royalty” means the royalty payable under Section 10.2 of the Royalty Agreement – Hood River.

1.1.23.

“IRC Spain” means International Royalty Succursal en Espana, a branch of IRC in Spain.

1.1.24.

“Knowledge of Vendor” means the actual knowledge of Stephen Scott, General Manager Commercial, Rio Tinto Exploration, without any duty of inquiry with nothing being imputed or deemed to be known even if accessible means of knowledge exist.

1.1.25.

“Las Cruces Project” means the copper project located in the Sevilla Province of southern Spain which is described in the Technical Report and to which the Royalty Agreement attached as Schedule A.2 pertains in whole or in part.

1.1.26.

“Laws” means all laws, statutes, ordinances, regulations, rules and orders of any Governmental Authority applicable to a Party, this Agreement, the Royalties or the Mineral Properties, including without limitation labour, tax, and Environmental Laws.

1.1.27.

“Lazy Edwards Bay Royalty” means the royalty payable pursuant to the Royalty Agreement – Lazy Edwards Bay in respect of the Lazy Edwards Bay Claims only and not the Moore Lake Claims (as those terms are defined in such Royalty Agreement).

1.1.28.

“LIBOR” means for any month the London Inter-Bank Offered Rate on the first business day of that month.

1.1.29.

“Mineral Properties” means all of the mineral claims, mining leases, concessions and other mineral properties in respect of which the Royalties are payable or to which any of them pertains.

1.1.30.

“Non-Assigned Rights has the meaning assigned to it in Section 2.1.

1.1.31.

“Non-Australian Royalties” means all of the royalties except the Australian Royalties.

1.1.32.

“Non-Australian Royalty Agreements” means all of the Royalty Agreements except the Australian Royalty Agreements.

1.1.33.

“Notice” shall have the meaning set forth in Section 16.4.

1.1.34.

“Operators” means the counter-parties to the Royalty Agreements or their successors.

1.1.35.

“Parties” means each of the Vendors and the Purchaser and their respective successors and assigns.

1.1.36.

“Person” means any natural person, Governmental Authority, corporation, general or limited partnership, joint venture, limited liability company, trust, association, or unincorporated entity of any kind.

1.1.37.

“Purchase Price” has the meaning assigned to it in Section 2.2.

1.1.38.

“Required Consents” has the meaning assigned to it in Section 4.1.8.

1.1.39.

“Royalties” means:

1.1.39.1.

the royalties provided to be payable to the Vendors or any of them by the terms of the Royalty Agreements attached as Schedules A.1 to A.8 and A.10 to A.14;

1.1.39.2.

the Lazy Edwards Bay Royalty; and

1.1.39.3.

the Hood River Royalty;

and “Royalty” means any one of the foregoing.

1.1.40.

“Royalties Summary” means the table attached as Schedule E.

1.1.41.

“Royalty Agreements” means the Assigned Royalty Agreements, the Royalty Agreement – Lazy Edwards Bay and the Royalty Agreement – Hood River.

1.1.42.

“Royalty Agreement – Avebury & Melba Flats” means the Royalty Agreement attached as Schedule A.1.

1.1.43.

“Royalty Agreement – High Lake” means the Royalty Agreement attached as Schedule A.6

1.1.44.

“Royalty Agreement – Hood River” means the agreement(s) attached as Schedule A.15

1.1.45.

“Royalty Agreement – Las Cruces” means the Royalty Agreement attached as Schedule A.2.

1.1.46.

“Royalty Agreement – Lazy Edwards Bay” means the agreement(s) attached as Schedule A.9.

1.1.47.

“Royalty Agreement – Scheelite Dome” means the Royalty Agreement attached as Schedule A.11.

1.1.48.

“Scheelite Dome Success Fee” means the amount which may become payable pursuant to Section 10.5 of the Option Agreement included in the Royalty Agreement attached as Schedule A.11.

1.1.49.

“Second Closing” has the meaning assigned to it in Section 11.1.

1.1.50.

“Second Closing Date” means the date which is five Business Days after the later of the satisfaction of the FIRB Condition and the exercise, expiry or waiver of all Third Party Purchase Rights.

1.1.51.

“Success Fees” means the Scheelite Dome Success Fee and any and all other payments and rights to payments by Operators required by the terms of the Assigned Royalty Agreements on the happening of any contingency, except the Royalties, the Buy-Down Rights and any and all rights to receive proceeds of sale from Persons who exercise Third Party Purchase Rights as provided in Section 8.1.

1.1.52.

“Taxes” means value-added taxes, sales or commodity taxes, goods and services taxes or similar taxes, stamp duties or other duties and any registration, transfer or other fees imposed or levied in accordance with applicable Law or by Governmental Authority, but excludes taxes on income or capital gains.

1.1.53.

“Third Party Consents” means the consent of a Governmental Authority, an Operator or other Person required by Laws or the terms of a Royalty Agreement to permit the sale of a Royalty by the Vendors or any of them to the Purchaser pursuant to this Agreement.

1.1.54.

“Third Party Purchase Rights” means any rights of first offer, rights of first refusal or other rights to purchase any of the Royalties which may be exercisable by an Operator or any other Person or Persons under the terms of the Royalty Agreements or any of them as a result of the transactions contemplated by this Agreement.

1.1.55.

Treasurer” has the meaning assigned to it in Section 5.3.

1.1.56.

“VAT” means value-added taxes.

1.2.

Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing a gender include all genders.

1.3.

Headings

The headings used in this Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

1.4.

Currency

Except as expressly provided otherwise in this Agreement, all dollar amounts in this Agreement are stated in U.S. currency.

1.5.

Schedules

The following Schedules attached hereto are incorporated herein and form part of this Agreement:

Schedule A.1

Royalty Agreement - Avebury & Melba Flats
Schedule A.2

Royalty Agreement - Las Cruces
Schedule A.3

Royalty Agreement – Merlin Orbit
Schedule A.4

Royalty Agreement - Westmoreland
Schedule A.5

Royalty Agreement - Bell Creek
Schedule A.6

Royalty Agreement - High Lake
Schedule A.7

Royalty Agreement - Afridi Lake
Schedule A.8

Royalty Agreement - Berg
Schedule A.9

Royalty Agreement - Lazy Edward Bay
Schedule A.10

Royalty Agreement - Monument
Schedule A.11

Royalty Agreement - Scheelite Dome
Schedule A.12

Royalty Agreement - Uncle Sam
Schedule A.13

Royalty Agreement - Woodruff Creek
Schedule A.14

Royalty Agreement - Burin
Schedule A.15

Royalty Agreement – Hood River

Schedule B.1

Form of Assignment - Avebury & Melba Flats
Schedule B.2

Form of Assignment - Las Cruces
Schedule B.3

Form of Assignment – Merlin Orbit
Schedule B.4

Form of Assignment - Westmoreland
Schedule B.5

Form of Assignment - Bell Creek
Schedule B.6

Form of Assignment - High Lake
Schedule B.7

Form of Assignment - Afridi Lake
Schedule B.8

Form of Assignment - Berg
Schedule B.9

Form of Assignment - Lazy Edward Bay
Schedule B.10

Form of Assignment - Monument
Schedule B.11

Form of Assignment - Scheelite Dome
Schedule B.12

Form of Assignment - Uncle Sam
Schedule B.13

Form of Assignment - Woodruff Creek
Schedule B.14

Form of Assignment - Burin
Schedule B.15

Form of Assignment - Hood River

Schedule C

Allocation of Purchase Price

Schedule D

Technical Report

Schedule E

Royalties Summary

Schedule F

Receipt from RTM (Section 10.3.3).

2.

PURCHASE AND SALE OF ROYALTIES

2.1.

Purchase and Sale

Upon the terms and subject to the conditions of this Agreement, the Vendors agree to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendors, without representation or warranty of any kind as to title or otherwise except as set forth in Section :

2.1.1.

the Royalties; and

2.1.2.

all rights to receive payments on the exercise by one or more Operators of the Buy-Down Rights (except the Buy-Down Right provided in Section 2.2 of the Royalty Agreement – Lazy Edwards Bay) and any and all rights to receive proceeds of sale from Persons who exercise Third Party Purchase Rights as provided in Section 8.1;

and all of the Vendors’ right, title and interest therein; but specifically excluding the following (the “Non-Assigned Rights”):

2.1.3.

any shares, warrants, units, or other property referred to in the Royalty Agreements;

2.1.4.

the Buy-Down Right provided in Section 2.2 of the Royalty Agreement – Lazy Edwards Bay;

2.1.5.

the right to receive payment of the Success Fees;

all of which the Vendors shall be entitled to retain and all of the Assignments shall be deemed to so provide.

2.2.

Purchase Price

The purchase price for the Royalties payable by the Purchaser to the Vendors shall be $61,500,000 (the “Purchase Price”), plus the Contingent Payment. The Vendors shall provide written instructions to the Purchaser for the wire transfer of the amount of the Purchase Price to a U.S. dollar bank account maintained by one or more of the Vendors or Rio Tinto Finance plc. The Purchaser will pay the Purchase Price at the First Closing by the wire transfer of immediately available funds in accordance with such Notice. The Vendors agree to accept payment of a portion of the Purchase Price from IRC Spain. The Parties acknowledge that the Purchase Price is allocated among the Vendors as shown in Schedule C hereto.

3.

CONTINGENT PAYMENT

3.1.

In this Article 3 the following terms have the following meanings respectively:

3.1.1.

“Grade” is the reserve grade, expressed as a percentage, of copper in the Reserves that at the Relevant Time is contained in the most recent mine plan, report or press release for the Las Cruces Project that is in the public domain.

3.1.2.

“Primary Sulphide Mineralization” means the primary massive sulphide mineralization (CZ lens) at the Las Cruces Project as described in the Technical Report.

3.1.3.

“Recovery” means the forecast rate of recovery, expressed as a percentage, of copper from the Primary Sulphide Mineralization that at the Relevant Time is contained in the most recent mine plan, report or press release for the Las Cruces Project that is in the public domain.

3.1.4.

“Relevant Time” has the meaning assigned to it in Section 3.2.

3.1.5.

“Reserves” is the number of tonnes of proven and probable mineral reserves for the Primary Sulphide Mineralization that at the Relevant Time is contained in the most recent mine plan, report or press release for the Las Cruces Project that is in the public domain.

3.1.6.

“Technical Report” means the “Technical Report of the Las Cruces Copper Project, Southern Spain” prepared for Inmet Mining Corporation by Pincock Allen & Hold dated May 27, 2005, a copy of which is attached as Schedule C hereto.

3.2.

The first time after the Effective Date that copper cathode produced in commercial quantities from ore mined from the Primary Sulphide Mineralization is sold or otherwise disposed of by or for the owner or any of the owners or an operator of the Las Cruces Project or is shipped from the site of the Las Cruces Project in commercially saleable quantities (the “Relevant Time”), the Purchase Price will be increased by an amount equal to:

$0.005 multiplied by 2,204.62262 multiplied by Reserves multiplied by Grade multiplied by Recovery.

The Purchaser will give Notice to the Vendors when the Relevant Time occurs. The Purchaser will pay the amount of the increase to the Purchase Price (the “Contingent Payment”) to the Vendors or as they direct immediately upon receipt of Notice from the Vendors directing the manner in which payment is to be made. The Vendors agree to accept payment of all or a portion of the Contingent Payment from IRC Spain.

4.

REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS

4.1.

Representations and Warranties of the Vendors

Each of the Vendors severally and individually represents and warrants to the Purchaser in respect of itself and the Royalties held by it only as follows, in each case subject to the limitations set forth in Section 4.3, and acknowledges that the Purchaser will rely on such representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement.

4.1.1.

Organization and Power  -  Each of Vendors is a duly incorporated, organized and validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power to own its interest in the Royalties and to carry out its obligations under this Agreement.

4.1.2.

Due Authorization  -  The execution and delivery of this Agreement and the Assignments by the Vendors and the carrying out of the transactions contemplated hereby on the part of the Vendors have been duly authorized by all necessary corporate action on the part of the Vendors.

4.1.3.

Validity of Agreement  -  This Agreement constitutes valid, binding and enforceable obligations of the Vendors.

4.1.4.

No Conflicts or Violations  -  Neither the entering into of this Agreement and the Assignments nor the completion of the transactions contemplated hereby in accordance with the terms hereof will result in the violation of any of the terms or provisions of the constating documents of the Vendors nor, subject to the requirements to obtain the Third Party Consents and subject to the Third Party Purchase Rights, will the entering into of this Agreement or such other documents and agreements:

4.1.4.1.

result in the violation of any of the terms or provisions of any indenture or other agreement, instrument or obligation to which any of the Vendors is a party or by which it is bound or by which any of the Vendor’s interests in the Royalties is bound or affected;

4.1.4.2.

conflict with, or result in a breach of, or violate any Law; or

4.1.4.3.

give to any other person, after the giving of notice or otherwise, any right of termination, cancellation or acceleration in or with respect to any agreement or other instrument to which any of the Vendors is a party or is subject, or from which it derives benefit, by which any of the Vendors’ interests in the Royalties is bound or affected;

provided that the Purchaser acknowledges the existence of the Allegiance Assertion.

4.1.5.

Royalties free and clear  - The Vendors hold the Royalties for their own account on and subject to the terms of the Royalty Agreements, free and clear of all liens, claims and encumbrances.  The Vendors have not:

4.1.5.1.

assigned the Royalties or any of their rights with respect thereto;

4.1.5.2.

granted any options to purchase or rights of first refusal with respect to the Royalties except the Third Party Purchase Rights; or

4.1.5.3.

received any prepayments on account of the Royalties unless expressly provided for in the Royalty Agreements.

4.1.6.

Broker’s Fees - The Vendors have no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Purchaser could become liable or obligated.

4.1.7.

Litigation - There is no action, suit, prosecution or other similar proceeding of a material nature of which process initiating the same has been served on the Vendors or any of them or, to the Knowledge of Vendor, threatened against the Vendors or any of them and affecting any of the Vendors’ interests in the Royalties at law or in equity or before or by any Governmental Authority; provided that the Purchaser acknowledges the existence of the Allegiance Assertion.

4.1.8.

Consents & Purchase Rights  -  To the Knowledge of Vendor, the Required Consents identified in Schedules A.1 to A.15 ( “Required Consents”) are all of the Required Consents and the Third Party Purchase Rights identified in Schedules A.1 to A.15 are all of the Third Party Purchase Rights.

4.1.9.

Buy Down Rights  -   To the Knowledge of the Vendor, the Buy Down Rights identified in Schedules A.1 to A.15 are all of the Buy Down Rights.

4.1.10.

Environmental Liabilities  -  To the Knowledge of Vendor, no claims have been asserted by Governmental Authority that Environmental Liabilities exist in contravention of Environmental Laws.

4.1.11.

Royalties Summary – As of the Effective Date, to Knowledge of Vendor the rates shown under the heading “Royalty” in the Royalties Summary have not been amended (no representation or warranty being given with respect to the other contents of the Royalties Summary).

___________________________________________________________________________

4.2.

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows, and acknowledges that the Vendors will rely on such representations and warranties in entering into this Agreement, and in concluding the purchase and sale contemplated by this Agreement.

4.2.1.

Organization and Power - The Purchaser is a duly incorporated, organized and validly subsisting company in good standing under the laws of its jurisdiction of incorporation and has the corporate power to enter into this Agreement and to carry out its obligations under this Agreement.

4.2.2.

Due Authorization  -  The execution and delivery of this Agreement and the other documents to be executed and delivered by the Purchaser hereunder and the carrying out of the transactions contemplated hereby on the part of the Purchaser have been duly authorized by all necessary corporate and shareholder action on the part of the Purchaser.

4.2.3.

Validity of Agreement  -  This Agreement and all other agreements to be executed and delivered by the Purchaser hereunder constitute and will constitute valid, binding and enforceable obligations of the Purchaser.

4.2.4.

No Conflicts or Violations  -  Neither the entering into of this Agreement and the other documents and agreements to be executed and delivered by the Purchaser hereunder nor the completion of the transactions contemplated hereby in accordance with the terms hereof will conflict with or result in the breach or violation of any Law or any of the terms and provisions of the constating documents of the Purchaser or of any indenture or other agreement, instrument or obligation to which the Purchaser is a party or by which it is bound, or give to any other person, after the giving of notice or otherwise, any right of termination, cancellation or acceleration in or with respect to any agreement or other instrument to which the Purchaser is a party or is subject, or from which it derives benefit.

4.2.5.

Broker’s Fees - The Purchaser has no liability to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Vendors or any of them could become liable or obligated.

4.2.6.

VAT Registration – The Purchaser or IRC Spain has all such registrations in Spain for tax purposes as are necessary to ensure that RTM is not required to collect or remit VAT in Spain, if RTM is itself not so registered.

4.3.

Acknowledgements of the Purchaser

The Purchaser acknowledges that the Vendors make no implied representations or warranties with respect to the subject matter of this Agreement, all of which are excluded, and no express or implied representations or warranties are or have been made relating to the following and the Purchaser acknowledges that it is relying solely upon its own investigations with respect to such matters:

4.3.1.

Condition of Mineral Properties-  the value, merchantability or fitness for any purpose of the Mineral Properties; the existence or presence of any mineral substance or ore; the feasibility or profitability of any mining operation on or with respect to the Mineral Properties; the value of the Royalties; the right or ability of the Operators to mine or produce minerals from the Mineral Properties; the likelihood that minerals can or will be removed from the Mineral Properties in commercially saleable quantities; the physical condition of the Mineral Properties; whether the activities of the Operators or other Persons on or in respect of the Mineral Properties have been in compliance with Law; the existence of contaminants on the Mineral Properties; or environmental or other liabilities associated with the Mineral Properties;

4.3.2.

Data  -   the accuracy or completeness of any information, documentation or data delivered by the Vendors to the Purchaser or its representatives in connection with Purchaser’s due diligence enquiries relating to the Royalties, the Mineral Properties or otherwise;

4.3.3.

Royalties  -   the validity or enforceability of the Royalty Agreements; the accuracy or completeness of the documents purporting to be the Royalty Agreements attached hereto at Schedules A.1 through A.15 or as to whether they have been altered, modified, supplemented, or amended; or the right or ability of the Operators to pay the Royalties; or

__________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

4.4.

Due Diligence

The Purchaser acknowledges that it has had such opportunity as it requires to conduct due diligence including, without limitation, through inquiries made of Governmental Authorities and the Operators, in respect of all matters pertaining to the Royalties, the Royalty Agreements and the Mineral Properties and that it is fully satisfied with the results. Exceptions to and qualifications of the representations and warranties of the Vendors in this Agreement shall be and be deemed to be made as necessary for any facts or other information acquired by the Purchaser up to the Effective Date which would otherwise render the representations and warranties untrue or incorrect in whole or in part.

5.

PRE-CLOSING COVENANTS

5.1.

Third Party Consents

On or before the First Closing Date the Vendors will give notices to all Persons from whom, to the Knowledge of Vendor, Third Party Consents may be required by the terms of the Royalty Agreements or Laws, requesting their consent to the sale of the Royalties to the Purchaser.

5.2.

Third Party Purchase Rights

On or before the First Closing Date or, in the case of the Australian Royalties, upon satisfaction of the FIRB Condition, the Vendors will give such notices as may be required by the terms of the Royalty Agreements to all Persons who, to the Knowledge of Vendor, are holders of Third Party Purchase Rights (which does not include Allegiance).

5.3.

FIRB Notice

The Purchaser shall within five Business Days after the Effective Date give to the Treasurer of the Commonwealth of Australia (“Treasurer”) a notice (“FIRB Notice”) in accordance with section 26 or 26A of the Foreign Acquisitions and Takeovers Act 1975 (“Foreign Acquisitions Act”), if either of those sections apply, and otherwise, in accordance with section 25 of the Foreign Acquisitions Act, in respect of the purchase and sale of the Australian Royalties. The Purchaser shall ask the Treasurer to provide an acknowledgment of receipt of the FIRB Notice.

6.

CONDITIONS OF FIRST CLOSING

6.1.

Mutual Conditions

The obligations of the Vendors and the Purchaser to consummate transactions at the First Closing as provided in Article 10, are subject to fulfillment of the condition that no injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits the transactions contemplated by this Agreement.

The condition in this Section 6.1 is inserted for the mutual benefit of the Vendors and the Purchaser and may be waived in whole or in part if and only if jointly waived by the Vendors and the Purchaser.

6.2.

Purchaser’s Conditions

The obligation of the Purchaser to consummate transactions at the First Closing, as provided in Article 10, is subject to fulfillment of the following conditions:

6.2.1.

Representations and Warranties  -  Subject to Section 4.4, the representations and warranties of the Vendors made in this Agreement shall be true and correct in all material respects as if made at and as of the Closing Date.

6.2.2.

Performance of Covenants -  All covenants to be performed by the Vendors hereunder on or before the First Closing Date shall have been performed in all material respects.

The conditions in this Section 6.2 are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in whole or in part by Notice to the Vendors from the Purchaser.

6.3.

Vendor’s Conditions

The obligations of the Vendors to consummate transactions at the First Closing as provided in Article 10, are subject to fulfillment of the following conditions:

6.3.1.

Representations and Warranties  -  The representations and warranties of the Purchaser made in this Agreement shall be true and correct in all material respects as if made on and as of the First Closing Date.

6.3.2.

Performance of Covenants -  All covenants to be performed by the Purchaser hereunder on or before the First Closing Date pursuant to this Agreement shall have been performed in all material respects.

The conditions in this Section 6.3 are for the exclusive benefit of the Vendors and may be waived by the Vendors in whole or in part by Notice to the Purchaser from the Vendors.

7.

CONDITIONS OF SECOND CLOSING

7.1.

Mutual Conditions

The obligations of the Vendors and the Purchaser to consummate the transactions at the Second Closing as provided in Article 11, are subject to fulfillment of:

7.1.1.

First Closing  -  the condition that the First Closing shall have been completed;

7.1.2.

No Injunction  -  the condition that no injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits the transactions to be consummated at the Second Closing as provided in Article 11;

7.1.3.

FIRB Condition  -  the condition (the“FIRB Condition”) that the Treasurer:

7.1.3.1.

notifies either the Vendors or the Purchaser that no objection in terms of Australian foreign investment policy is made against the acquisition by the Purchaser of the Australian Royalties;

7.1.3.2.

becomes precluded from making an order under the Foreign Acquisitions Act prohibiting the acquisition of the Australian Royalties; or

7.1.3.3.

notifies either the Vendors or the Purchaser that no objection is made against the acquisition of the Australian Royalties subject to conditions to which neither the Vendors or the Purchaser has any reasonable objection; and

7.1.4.

Third Party Purchase Rights  -  the condition that all Third Party Purchase Rights have been exercised, waived or have expired.

7.2.

Partial Satisfaction

If an injunction or restraining order shall be in effect or have been instituted and remain pending which prohibits one or more but not all of the transactions to be consummated at the Second Closing as provided in Article 11 or the FIRB Condition is satisfied with respect to one or more but not all of the transactions to be consummated at the Second Closing as provided in Article 11, then the Parties will consummate such of the transactions to be consummated at the Second Closing as provided in Article 11 as is permissible.

7.3.

Waiver

The conditions in Section 7.1 are inserted for the mutual benefit of the Vendors and the Purchaser and may be waived in whole or in part if and only if jointly waived by the Vendors and the Purchaser. No Vendor or the Purchaser is obliged to accept any conditions imposed on it by the Treasurer to which it has any reasonable objection. If a Party upon whom conditions are imposed by the Treasurer does not within five Business Days after receiving notice of the conditions notify each other Party that it objects to the conditions, it shall be treated as having accepted them.

8.

EXERCISE OF THIRD PARTY PURCHASE RIGHTS; REFUSAL OF REQUIRED CONSENTS

8.1.

Third Party Purchase Rights

If at any time Third Party Purchase Rights in respect of Non-Australian Royalties are exercised the Purchaser will reassign the Royalties in respect of which Third Party Purchase Rights have been exercised to the Person or Persons who have exercised such rights and the Purchaser will have the right to receive all proceeds of sale due from such Person or Persons. If at any time Third Party Purchase Rights in respect of Australian Royalties are exercised and the FIRB Condition in respect thereof has been satisfied, the Vendor will use all commercially reasonable efforts to complete the sale of such Royalties in respect of which Third Party Purchase Rights have been exercised to the Person or Persons who have exercised such rights and the Purchaser will have the right to receive all proceeds of sale due from such Person or Persons.

8.2.

Required Consents

If (other than any consent or approval required from FIRB) a Required Consent in respect of one or more Royalties is not received on or before the First Closing or the Second Closing, as the case may be, then the assignment of such Royalties will not be effective until the Required Consent has been received. Each such Royalty (in this Section 8.2, the “Non-Assignable Royalties”) will be held by the Vendors following the Closings in trust for the benefit and exclusive use of the Purchaser and the covenants and obligations under the Non-Assignable Royalties will be performed by the Purchaser in the name of the Vendors and all benefits and obligations existing under the Non-Assignable Royalties will be for the account of the Purchaser.

Each Vendor will take or cause to be taken such action in its name or otherwise as the Purchaser may reasonably require so as to provide the Purchaser with the benefits of the Non-Assignable Royalties and to effect collection of money to become due and payable under the Non-Assignable Royalties and each Vendor will promptly pay over to the Purchaser all money received by it in respect of all Non-Assignable Royalties. The Vendors shall continue to use reasonable efforts to obtain the required consents and approvals in respect of the Non-Assignable Royalties and shall only make use of such Non-Assignable Royalties in accordance with the directions of the Purchaser that do not conflict with the terms governing such Non-Assignable Royalty.

8.3.

No Reduction in Purchase Price

Subject to Section 14.2, the Purchase Price shall not be reduced as the result of the exercise of Third Party Purchase Rights or the refusal of Third Party Consents. Except in respect of the FIRB Condition and except as provided in Section 8.4 the Purchaser accepts the entire risk that Third Party Purchase Rights will be exercised and Required Consents may be refused; and the Purchaser shall have no claim against the Vendors or any of them as a result thereof.

______________________________________________

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

9.

TERMINATION

9.1.

This Agreement shall be subject to termination as follows:

9.1.1.

by the Vendors by Notice to the Purchaser on or before the First Closing Date if any one or more of the conditions set forth in Sections 6.1 or 6.3 has become incapable of fulfillment or has not been fulfilled on the First Closing Date and has not been waived by the Vendors; or

9.1.2.

by the Purchaser by Notice to the Vendor on or before the First Closing Date if any one or more of the conditions set forth in Sections 6.1 or 6.2 has become incapable of fulfillment or has not been fulfilled on the First Closing Date and has not been waived by the Purchaser.

9.2.

Any termination under Section 9.1 shall be without prejudice to any right or remedy of any Party with respect to a breach of this Agreement by any other Party.

10.

FIRST CLOSING

10.1.

Time and Place

Except as provided in Article 11, the Vendors and Purchaser shall consummate and close all of the transactions contemplated herein in respect of the Royalties (the “First Closing”), at the offices of Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia (or at such other place as the Parties may mutually agree) at 10:00 o'clock a.m., local time, on the First Closing Date.  The First Closing Date may be postponed to a later time and date by mutual agreement signed by the Parties.  If the First Closing is postponed all references to the First Closing Date in this Agreement shall refer to the postponed date.

10.2.

Documents to be Delivered by the Purchaser

At the First Closing the Purchaser shall deliver or cause to be delivered to the Vendor:

10.2.1.

a covenant of the Purchaser (which shall be included in the Assignments) in favour of the Vendors agreeing to assume and pay or perform and indemnify the Vendors against the Assumed Liabilities and the Environmental Liabilities in respect of the Non-Australian Royalties in the manner and to the extent provided in this Agreement, or such other documents as the Vendors may reasonably require in order to provide for such assumption and indemnity;

10.2.2.

certified copies of those resolutions of the directors and, if required, shareholders of the Purchaser required to be passed to authorize the execution, delivery and implementation of this Agreement and of all documents and payments to be delivered by the Purchaser under this Agreement and the completion of the transactions contemplated hereby;

10.2.3.

a certificate of an officer of the Purchaser as to the accuracy as of the First Closing Date of the Purchaser’s representations and warranties and the performance of its covenants to be performed at or before the First Closing; and

10.2.4.

the wire transfer of immediately available funds for the Purchase Price in accordance with instructions given under Section 2.2.

10.3.

Documents to be Delivered by the Vendor

At the First Closing the Vendors shall deliver or cause to be delivered to the Purchaser upon receipt of bank confirmation that the full amount of the Purchase Price has been received in accordance with the instructions delivered by the Vendors under Section 2.2:

10.3.1.

assignments of the Non-Australian Royalties in the forms attached as Schedules B.2 and B.6 to B.15;

10.3.2.

a certificate of an officer of one of the Vendors as to the accuracy as of the Closing Date of the Vendors’ representations and warranties and the performance of the Vendors’ covenants to be performed at or before the Closing; and

10.3.3.

a signed receipt from RTM in the form of the receipt attached as Schedule F.

11.

SECOND CLOSING

11.1.

Time and Place

The second closing (the “Second Closing”) shall be held on the Second Closing Date at the offices of Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia (or at such other place as the Parties may mutually agree) at 10:00 o'clock a.m., local time.

11.2.

Documents to be Delivered by the Purchaser

At the Second Closing the Purchaser shall deliver or cause to be delivered to the Vendor a covenant of the Purchaser (which shall be included in the Assignments) in favour of the Vendors agreeing to assume and pay or perform and indemnify the Vendors against the Assumed Liabilities and the Environmental Liabilities in respect of the Australian Royalties in the manner and to the extent provided in this Agreement, or such other documents as the Vendors may reasonably require in order to provide for such assumption and indemnity;

11.3.

Documents to be Delivered by the Vendor

At the Second Closing the Vendors shall, subject to Section 8.1, deliver or cause to be delivered to the Purchaser assignments of the Australian Royalties, utilizing the forms attached as Schedules B.1, B.3, B.4 and B.5.

12.

ASSUMPTION OF LIABILITIES; RELATED INDEMNITIES

12.1.

Assumed Liabilities

From and after the First Closing or, subject to Section 14.1, the Second Closing the Purchaser shall, except for any obligations or liabilities arising out of or by virtue of the Non-Assigned Rights or the Excluded Environmental Liabilities, assume the Assigned Royalty Agreements to be assigned at that Closing and all obligations of the Vendors thereunder and shall assume, pay and discharge as and when due and be responsible for all liabilities, if any, arising out of, under or by virtue of the Assigned Royalty Agreements or, in respect of the Lazy Edwards Bay Royalty and the Hood River Royalty, the liabilities arising out, of under or by virtue of the Royalty Agreement – Lazy Edwards Bay and the Royalty Agreement – Hood River, respectively, which pertain directly to the Lazy Edwards Bay Royalty or the Hood River Royalty, or arising out of, under or by virtue of the ownership by the Vendors or any of them of the Royalties, in any such case whether fixed, absolute or contingent (collectively, the “Assumed Liabilities”). The Purchaser shall indemnify and save the Vendors harmless from all claims, demands, suits and actions in respect of the Assumed Liabilities.

12.2.

Payment of Certain Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any Taxes payable by the Vendors or any of them or by the Purchaser in respect of the sale and transfer of the Royalties to the Purchaser including any Taxes payable in respect of Assignments.  The Vendors and the Purchaser shall use their commercially reasonable efforts in good faith to minimize or eliminate any such Taxes.  The Purchaser shall have the right to contest the imposition of any such tax and the Vendors shall cooperate with the Purchaser in any opposition, contest or challenge to any attempt by any Governmental Authority to impose any such tax. The Purchase Price is exclusive of Taxes. The Parties acknowledge that in respect of the transactions pertaining to the Royalty Agreement – Las Cruces IRC Spain is the VAT taxpayer by virtue of Sections 4.1.12 and 4.2.6 of this Agreement and Article 84. uno. 2 of the Spanish VAT Act.

12.3.

Indemnification by Purchaser

In accordance with the procedures in Section , the Purchaser shall indemnify the Vendors and their respective directors, officers, employees, agents, and representatives against and agrees to hold the Vendors and their respective directors, officers, employees, agents, and representatives harmless from any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered by the Vendors or any of them or their respective directors, officers, employees, agents, and representatives or any of them arising out of:

12.3.1.

any misrepresentation or breach of warranty by the Purchaser of which Notice has been given under Section 12.5 before expiration of the representation or warranty as provided in Section 13.2;

12.3.2.

any covenant or agreement made or to be performed by the Purchaser pursuant to this Agreement;

12.3.3.

any liabilities or obligations assumed or for which the Purchaser is responsible as provided in Section 12.1 or Section 12.2 and, if the statement in the last sentence in Section 12.2 is incorrect and RTM is found to be liable for VAT in respect of the transactions pertaining to the Royalty Agreement – Las Cruces the Purchaser will reimburse RTM for all VAT plus any interest and penalties it is required to pay plus interest thereon at an annual rate of interest equal to LIBOR plus 2% calculated monthly from the date paid by RTM to the date reimbursed by the Purchaser; and

12.3.4.

from and after the First Closing or, subject to Section 14.1, the Second Closing as the case may be all Environmental Liabilities.

12.4.

Indemnification by Vendors

In accordance with the procedures in Section , each of the Vendors agrees severally and individually to indemnify the Purchaser and its directors, officers, employees, agents, and representatives against and agrees to hold the Purchaser and its directors, officers, employees, agents, and representatives harmless from any and all damages, claims, losses, liabilities, fines, penalties and expenses incurred or suffered by the Purchaser or its directors, officers, employees, agents, and representatives arising out of:

12.4.1.

any misrepresentation or breach of warranty by such Vendor of which Notice has been given under Section 12.5 before expiration of the representation or warranty as provided in Section 13.1;

12.4.2.

any covenant or agreement made or to be performed by such Vendor pursuant to this Agreement;

12.4.3.

any Environmental Liabilities reasonably attributable to activities on the Mineral Properties carried out by such Vendor or under its direction or by a contractor engaged by the Vendor; and

12.4.4.

any Environmental Liabilities reasonably attributable to the period ending on the First Closing Date or the Second Closing Date as the case may be which are not reasonably attributable to activities on the Mineral Properties carried out by such Vendor or under its direction or by a contractor engaged by the Vendor and in respect of which the Purchaser gave Notice under Section 12.5, but only if and to the extent the Purchaser has not been able to obtain indemnification or recovery in respect thereof from one or more Operators after using all commercially reasonable efforts.

12.5.

Claims of Indemnity

A Party claiming for indemnity under this Article  (the “Indemnitee”) shall give prompt Notice of any claim, action, proceeding or circumstances that could reasonably give rise to such a claim to the Party which has agreed to indemnify it (the “Indemnitor”).

Inadvertent failure to give such prompt Notice will not preclude the Indemnitee from pursuing the claim unless and to the extent that the Indemnitor is materially prejudiced by such failure.  The Indemnitor may, and will, if directed to do so by the Indemnitee, at its own expense and in the name of the Indemnitee or otherwise, dispute any claim made, or any matter on which a claim could be made, by a third party in respect of which a Notice has been given by the Indemnitee under this Section  and may retain legal counsel acceptable to the Indemnitee to have conduct of any proceeding relating to such a claim.  The Indemnitee may employ separate counsel with respect to any such claims brought by a third party and participate in the defense thereof, provided the fees and expenses of such counsel shall be the responsibility of the Indemnitee unless:

12.5.1.

the Indemnitor fails to assume the defence of such claim on behalf of the Indemnitee within five days of receiving Notice of such claim; or

12.5.2.

the employment of such counsel has been authorized by the Indemnitor;

in each of which cases the Indemnitor shall not have the right to assume the defense of such suit on behalf of the Indemnitee but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnitee.  For the purpose of confirming or disputing such a claim, the Indemnitee will provide full and complete disclosure to the Indemnitor and complete access to and right of inspection by the representatives of the Indemnitor of all documents and records in the possession or control of the Indemnitee relating to such claim.  If any security is required to be provided for the purpose of defending or contesting any such claim, including, without limitation, any appeal of any judgment, the Indemnitor shall provide such security and all monies or property representing such security received by the Indemnitee as a result of a successful defense or contestation will be held in trust by the Indemnitee for the benefit of the Indemnitor and will be remitted to the Indemnitor on demand.  Neither the Indemnitee nor the Indemnitor shall settle, compromise or pay any claim for which indemnity is sought hereunder except with the prior written consent of the other, such consent not to be unreasonably withheld, or in the case of the Indemnitee unless the Indemnitor fails to dispute and defend such claim.

13.

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

13.1.

Vendors’ Representations, Warranties and Covenants

All representations and warranties made by the Vendors in this Agreement or under this Agreement shall, unless otherwise expressly stated, survive the Closings and any investigation at any time made by or on behalf of the Purchaser, and shall continue in full force and effect for the benefit of the Purchaser for a period of twelve months after the First Closing; provided, however that if Stephen Scott ceases full-time employment with the Rio Tinto Group (being the dual listed company structure incorporating Rio Tinto plc and Rio Tinto Limited and their respective affiliates) for any reason and Notice thereof is given by the Vendors to the Purchaser more than 30 days before the expiry of such period of twelve months, then any and all representations and warranties that are limited to the “Knowledge of Vendor” shall expire upon the expiration of 30 days after the giving of such Notice. All covenants and agreements made by the Vendors in this Agreement or under this Agreement shall survive the Closings and any investigation at any time made by or on behalf of the Purchaser and shall continue in full force and effect for the benefit of the Purchaser.

13.2.

Purchaser’s Representations, Warranties and Covenants

All representations and warranties made by the Purchaser in this Agreement or under this Agreement shall, unless otherwise expressly stated, shall survive the Closings and any investigation at any time made by or on behalf of the Vendors, and shall continue in full force and effect for the benefit of the Vendors for a period of twelve months after the First Closing.  All covenants and agreements made by the Purchaser in this Agreement or under this Agreement shall survive the Closings and any investigation at any time made by or on behalf of the Vendors and shall continue in full force and effect for the benefit of the Vendors.

14.

NON-SATISFACTION OF FIRB CONDITION

14.1.

If the FIRB Condition is not satisfied within 110 Business Days after the Effective Date then, except as provided in Section 7.2, the Vendors will not sell, assign and transfer the Australian Royalties to the Purchaser and the Parties will be relieved of their respective obligations to be performed at the Second Closing.

14.2.

If the FIRB Condition is not satisfied within 110 Business Days after the Effective Date the Vendors will refund a portion of the Purchase Price to the Purchaser which shall not exceed $__________ if the FIRB Condition is unsatisfied with respect to all of the Australian Royalties; $__________ if the FIRB Condition is satisfied only in respect of the Australian Royalties to be assigned by AML; or $_________ if the FIRB Condition is satisfied only in respect of the Australian Royalties to be assigned by RTE; in each case determined equitably.

14.3.

The Vendors will pay interest on any amount due under Section 14.2 at an annual rate of interest equal to LIBOR plus 2% calculated monthly from the First Closing Date to the date of payment.

15.

POST-CLOSING COVENANTS

15.1.

High Lake

If the Purchaser receives payment from Wolfden Resources Inc., its successors or assigns, of C$_________ pursuant to Section 2.5 of the Royalty Agreement – High Lake, KCEI will upon notice from the Purchaser pay to the Purchaser the sum of $_______.

15.2.

Lazy Edwards Bay

If KCEI receives payment from JNR Resources Inc., its successors or assigns, of C$_________ pursuant to Section 2.2 of the Royalty Agreement – Lazy Edwards Bay, KCEI will pay to the Purchaser upon the later of the receipt of such payment or the making of a Production Decision (as defined in the Royalty Agreement – Lazy Edwards Bay):

15.2.1.

C$_______ if the Production Decision pertain to the Moore Lake Claims (as defined in the Royalty Agreement – Lazy Edwards Bay); or

15.2.2.

C$_______ if the Production Decision pertains to the Lazy Edwards Bay Claims (as defined in the Royalty Agreement – Lazy Edwards Bay).

15.3.

Scheelite Dome

If KCEI receives payment of the Scheelite Dome Success Fee from Copper Ridge Explorations Inc., its successors or assigns, KCEI will pay to the Purchaser one-half of the amount so received.

15.4.

No Amendments

Without the consent of the Purchaser, the Vendors will not agree with an Operator to amend or terminate the Royalty Agreement – Hood River or the Royalty Agreement – Lazy Edwards Bay if the effect would be to prejudice or alter any of the Purchaser’s rights with respect to the Hood River Royalty or the Lazy Edwards Bay Royalty.

15.5.

Agreement Renegotiation

If within 120 days after the Effective Date it is determined on the basis of information that was neither provided by a Vendor to the Purchaser nor otherwise known to the Purchaser before the Effective Date that, by agreement between an Operator and a Vendor, the rates shown under the heading “Royalty” in the Royalties Summary for any of the Royalties except those identified as Avebury & Melba Flats, Las Cruces, Bell Creek and High Lake were amended or any of the Royalties except those identified as Avebury & Melba Flats, Las Cruces, Bell Creek and High Lake were extinguished, then the Vendors will at the request of the Purchaser meet in good faith to discuss transactions which might provide the Purchaser with at least partial off-setting benefits, the Parties acknowledging however there shall be no obligation to refund any portion of the Purchase Price.

15.6.

Litigation Support

If at any time the validity of any Royalty Agreement is challenged or payment of any Royalty to the Purchaser is refused, the Vendors will assist the Purchaser in such legal action by providing copies of documentation and access to personnel and files as the Purchaser may reasonably request.

16.

MISCELLANEOUS

16.1.

Confidentiality

The Parties acknowledge that the Confidentiality Agreement remains in full force and effect, except as modified by this Section 16.1. The term of the Confidentiality Agreement with respect to all Royalties in respect of which there are no Third Party Purchase Rights or Third Party Consents will expire on completion of the First Closing or the Second Closing as the case may be.

The term of the Confidentiality Agreement with respect to all Royalties in respect of which there are Third Party Purchase Rights which are waived or expire or Royalties in respect of which there are Third Party Consents which are granted will expire on the later of the completion of the First Closing or the Second Closing as the case may be or the date on which the Third Party Purchase Rights are waived or expire or the Third Party Consents are granted, as the case may be. For the avoidance of doubt, the Parties acknowledge and agree that upon expiry of the Confidentiality Agreement in accordance with this Section 16.1, section 2 of the Confidentiality Agreement will also expire and terminate, notwithstanding the final sentence in such section 2.

16.2.

Expenses – The Parties shall each bear all of their own costs and expenses, including consultants’ and attorneys’ fees, incurred in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby.

16.3.

Public Announcements – The Vendors acknowledge that the Purchaser will disclose the existence and terms and conditions of this Agreement and file this Agreement as required by applicable Laws, provided that the Purchaser will consult with the Vendors as to the form of the Agreement to be filed, and the Vendors acknowledge that the Purchaser will thereafter continue to disclose information concerning this Agreement, the Royalties, and the Mineral Properties to industry analysts and members of the public. The Purchaser shall comply with all applicable Laws and shall not attribute any statements regarding this Agreement or the Royalties to the Vendors or any of them.  The Parties will provide a draft of their initial proposed press release to all other Parties sufficiently in advance of its release to provide the other Parties a reasonable opportunity to review and comment on the content thereof.

16.4.

Notices - All notices, requests, demands, claims, and other communications hereunder (“Notices”) must be in writing.  Any Party may send any Notice to the intended recipient at the address set forth below using certified mail, nationally recognized express courier, personal delivery or facsimile transmittal, and any such Notice will be deemed to have been duly given (a) three days after being deposited in the U.S. or Canadian mail, postage prepaid, (b) the next Business Day after being deposited with a nationally recognized overnight courier and upon confirming delivery with such courier, and (c) when actually received by an individual at the intended recipient’s facsimile number and acknowledged as received.

If to the Vendors:

Kennecott Exploration Company
224 North 2200 West
Salt Lake City, UT 84116
Attention:  President & CEO
Fax: (801) 238-2488

Informational copy to:

Kennecott Exploration Company
224 North 2200 West
Salt Lake City, UT 84116
Attention:  Chief Legal Officer
Fax: (801) 238-2494

If to Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Englewood, Colorado 80112
Attention:  President
Fax: (303) 799-9017

Notice to the Vendors in accordance with this Section 16.4 shall be effective as Notice to all the Vendors hereunder and Notice from KCEI or KEX shall be effective as Notice from or on behalf of the Vendors collectively.  Any Party may change the address to which Notices are to be delivered by giving the other Parties Notice in the manner herein set forth.

16.5.

Entire Agreement - This Agreement, including the Schedules hereto, and the Confidentiality Agreement constitutes the entire agreement between the Parties in relation to the transactions herein contemplated and, except as specifically set out herein, or in any documents delivered at the Closing pursuant hereto, supersedes every previous agreement, communication, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, among the parties with respect to the subject matter of this Agreement, including without limitation the letters of the Purchaser to the Vendor dated November 21, 2007 and there are no collateral agreements other than as expressly set forth or referred to in this Agreement.

16.6.

Amendments and Waivers - This Agreement may not be amended except by written agreement among all the Parties.  No waiver of any provision of this Agreement will be valid unless it is in writing and signed by each Party.  No such waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

16.7.

Severability - Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

16.8.

Assignment –No Party may assign any right, benefit or interest in this Agreement or the subject matter hereof without the written consent of all other parties hereto and any purported assignment without such consent shall be void and of no effect.

16.9.

Enurement - This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

16.10.

Conflict between Documents - Unless otherwise specifically stated, the provisions of this Agreement shall govern and prevail in the event of any inconsistency or conflict between the terms hereof and of any Assignment or other document or instrument executed or delivered by any Party in connection with the transactions contemplated hereby.

16.11.

Time - Time shall be of the essence of this Agreement.

16.12.

Governing Law - This Agreement will be governed by and construed in accordance with the laws of British Columbia without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than British Columbia.

16.13.

Execution - This Agreement may be executed by the Parties in one or more counterparts and by facsimile, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

AS EVIDENCE OF THEIR AGREEMENT the Parties have executed this Agreement as of the date first above written.

KENNECOTT CANADA EXPLORATION INC.

Per: ___________________________________

Authorized Signatory

KENNECOTT EXPLORATION COMPANY

Per: ___________________________________

Authorized Signatory

RIO TINTO METALS LIMITED

Per: ___________________________________

Authorized Signatory

RIO TINTO EXPLORATION PTY LIMITED

Per: ___________________________________

Authorized Signatory

ASHTON MINING LIMITED

Per: ___________________________________

Authorized Signatory

INTERNATIONAL ROYALTY CORPORATION

Per: ___________________________________

Authorized Signatory